Exhibit 99.1

Click Holdings Limited (CLIK) Pioneers Cryptocurrency Revolution in Senior Care: Exploring $100M Treasury in Bitcoin and Solana to Drive Innovation in the Booming Silver Economy

Hong Kong, July 14, 2025 (GLOBE NEWSWIRE) -- Click Holdings Limited (“Click Holdings” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leading human resources and senior care solutions provider based in Hong Kong, today announced its senior services sector. By integrating secure cryptocurrency solutions, including building a substantial treasury in Bitcoin and Solana, and developing crypto-enabled payment systems, CLIK aims to revolutionize payment efficiency, transparency, and accessibility for its growing portfolio of senior care services.

CLIK’s exploration focuses on harnessing the power of cryptocurrencies to enhance its core offerings while capitalize on the appreciating value of these assets. CLIK is evaluating the development of a cryptocurrency treasury, with a particular emphasis on Bitcoin and Solana. This treasury could scale up to a value of US$100 million as the first step, and shall escalate further alongside business expansion.

In addition, CLIK is exploring the implementation of cryptocurrency-enabled payment systems to enhance the efficiency and security of salary disbursements for its talent pool of over 20,500 registered professionals. CLIK is also assessing the potential of crypto-enabled payments to streamline billing processes for customers who opt to transact using cryptocurrency.

“This initiative represents a bold step forward for CLIK, merging financial innovation with our mission to empower seniors through reliable, modern services,” said Jeffrey Chan, CEO of Click Holdings. “As the Silver Economy surges—driven by an aging population with significant spending power—we see immense potential in cryptocurrency to streamline operations, attract tech-savvy investors, and unlock new revenue streams. By building a robust Bitcoin and Solana treasury and integrating crypto payments, we’re not just adapting to the future; we’re leading it, delivering enhanced value to our shareholders through innovation and growth.”

CLIK remains committed to regulatory compliance and will conduct thorough feasibility studies, including risk assessments and pilot programs, to ensure these innovations align with global standards and deliver tangible benefits to seniors and their families.

About Click Holdings Limited

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 20,500 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited
Unit 1709-11, 17/F
Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: jack.wong@jfy.hk

Phone: +852 2691 8200